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Exhibit (b)(1)


                                                                           DRAFT


                                October 2, 1995





Board of Directors
Jillian's Entertainment Corporation
727 Atlantic Avenue Suite 600
Boston, MA 02116

Gentlemen:

You have requested our opinion as to the fairness to the holders (the "Other Shareholders") of less than 101,000 of the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Jillian's Entertainment Corporation (the "Company") of the $0.50 per Share in cash (the "Merger Payment") to be received by the Other Shareholders pursuant to a proposed merger between the Company and Jillian's Entertainment Merger Corporation (the "Proposed Merger") as described in the Draft Proxy Statement dated September 25, 1995 (the "Draft Proxy Statement").

Bannon & Co., Inc. is continually engaged in providing financial advisory and investment banking services, including the valuation of businesses and their securities, principally in the entertainment and media industries. We have provided financial advisory services to the Company during the six months preceding the date hereof and are currently providing such services, and in connection therewith have received customary fees.

In connection with this opinion, we have reviewed, among other things, the
Draft Proxy Statement; Annual Reports on Form 10-K of the Company for the four fiscal years ended March 31, 1995; Quarterly Reports on Form 10-Q; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management.
We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price
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Jillian's Entertainment Corporation                                       DRAFT
DRAFT October 2, 1995
Page 2



and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the management of the Company as to the expected future financial performance of the Company. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company (or its subsidiaries) and we have not been furnished with any such evaluation or appraisal. We were not authorized to solicit interest from or negotiate with, and did not solicit interest from or negotiate with, any party with respect to any acquisition of the Shares. In addition, we have relied on management's opinion that business expansion requires significant capital and that no cost effective source for such capital is available to the Company with its current structure as a public entity.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the Merger Payment to be received by the Other Shareholders pursuant to the Proposed Merger is fair to the Other Shareholders.


                                        Very truly yours,



                                        Bannon & Co., Inc.